INVEST IN **GEYSER SYSTEMS**

Reduce Global Water Demand With Showers That Use Less Than 1 Gallon Of Water


GEYSER

geysersystems.com Montrose CO

Featured Investors

Investors include

Gunnison Community Capital Group

Susan Wyman - President Of Gunnison Community Capital Group

Gunnison Community Capital Group

Susan Wyman - President Of Gunnison Community Capital Group

Susan Wyman invested $5,000 in this round, $550,000 previously.

“I invested in Geyser Systems based on people, products, and potential. People – the CEO and his team are ambitious, intelligent, ethical, mission-driven, and they get things done. I first met Jonathan in 2019 and have watched him build an incredibly well-run company that focusses on customer satisfaction, employee engagement, professional development, new products, and market penetration. I am constantly amazed at how much Jonathan and his team have accomplished.

Products – the Geyser products are changing the way the world uses water. I'm a hydrologist, an earth scientist, and an organic farmer. I see the challenges our world faces in both water supply and energy. Geyser Systems produces solutions to these very real challenges. The new Eco Shower will save customers money, water, and fossil fuel energy to heat water. The Mini-Geyser is being developed to solve these problems in some of the poorest countries in the world, as well as at home in the United States. Based on the successful launch of the flagship Geyser, I believe these new products are destined for huge success.

Potential – Serious investors recognize that the financial landscape is changing. Digital ones and zeros may no longer represent real ways to generate wealth and prosperity. Changing financial markets have convinced me to invest in real companies creating real products. I believe that the potential profits from this investment will outperform my traditional investments.”

Highlights

1. $2M+ Total Revenue, 10K+ Customers, 4.2M+ Gallons of Water Saved Since 2020

2. Raising $1.2M To Grow Our Proven Outdoor Products & Launch Our At-Home Product Globally
3. Patented Technology with Many Applications: Military, RVs, Boating, & Disaster Relief Teams
4. 100% Assembled in the USA by an Award-Winning Team
5. REI Coop's Top-Rated Product & Colorado's Top 3 Most Innovative Products Of 2022
6. Now Launching Our 2nd Gen EcoShower - Home Aromatherapy That Saves Water, Time, & Money
7. EcoShower Can Solve the Global Water Crisis - Sales & Distribution Starts in Mexico City in 2025
8. Featured In Condé Nast, Outdoor Magazine, Backpacker, 20+ YouTube Overlanding Channels

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Our Team



Jonathan Ballesteros Founder & CEO

Designed & Commercialized New Products For Fortune 500 Companies. Scholar At Top 10 MBA & Engineering Schools. Award-Winning Leadership & Management



Bret Thompson CMO

Manages an international and licensed marketing agency capturing over $750M total revenue for 250 companies with over $75M ad spend and 360° digital campaigns.



Lisa Holland CFO

Financial Management & Audit For 17 Startups Earning Up To $25 Million, Managed Financial Plans At Merrill Lynch, Denver University Law School



Eric Greene Advisor

Founder Of Greenehouse Success Previously Executive Vice President At Exxel Outdoors - Kelty, Sierra Designs, Ultimate Direction



Matt Kaplan Advisor

Vice President Of Sales For Vail Resorts, Outdoor Industry Association, Ibex, Timberland



Cathy Compton Advisor

Director Of Coaching & Leadership Development At Codebreaker Technologies Coached National Collegiate Champion Women's Softball Team



Steven Cantu Advisor

Founder Of Blackstone Exports Fintech & AI Consultant

We Believe Every Drop of Water is Sacred



In 2020, We Launched a Portable Camping Shower
The Geyser System
Uses Only .8 Gallons
Lasts up to 15 Minutes
Cleans Two People
GEYSER

What's Happening?



Proven Sell-Through
$2M Total Revenue
10K+ Customers
1,500 Units
2,000 Units
3,000 Units
3,300 Units
Projected 4,200 Units
2020
2021
2022
2023
2024
Sell-Through Includes The Number Of Units Sold At Retailers, D2C, & Events.
Forward-looking projections cannot be guaranteed.

Our Future Looks Bright



We're Just Getting Started...
Total Rev – $1.7M
EcoShower — $1.1M
Outdoor — $.6M
$2.6M
$1.2M
$1.4M
$4.3M
$2.6M
$1.8M
$8.1M
$5.5M
$2.6M
2024
2025
2026
2027

Forward-looking projections cannot be guaranteed

Sold at Stores Everywhere

Large Channels	International Channels	Smaller Shops
REI co-op	PEAK Offroad Equipment	Expedition Superstore
amazon	Modula Racks	OK4WD EST. 1979
Camping World	OverlandGCC Go. Get. Lost	Field Van Create Your Adventure

Our Approach is Radically Different


GEYSER
HOT. CLEAN. OFF THE GRID.

This Pump Maintains **Perfect Pressure**

Instead of a Shower Head, **We Directly Disperse Through a Scrub**

We're Superior to the Competition


Pounds When Full Of Water
60
45
30
15
5
45
60
120
180
210
240
Minutes To Heat To 104F

Skeptical?




Geyser Ultimate Test
TEST
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BEFORE
AFTER
Watch on YouTube

These Reviews Are Unpaid

EXPEDITION PORTAL — "This Colorado company has taken the market by storm over the past year. We think it's ingenious."

Outside — "This innovative option occupies a class of its own."

Outdoor X4 — "Being able to quickly take a shower while boondocking is a luxury well worth the price of the product."

Condé Nast Traveler — "There is unexpected joy in shedding your daily beauty rituals on a camping trip."

We're Award-Winning

COOLEST THING MADE IN COLORADO
2022 Finalist

FINALIST INNOVATIVE PRODUCT OF THE YEAR
CMA 2022 COLORADO MANUFACTURING AWARDS 7TH ANNUAL

Testimonials


Geyser Testimonials
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REJUVENATE
GREAT
SHOWER


LOVE IT
INSANE
Watch on YouTube


Meet Our 1st Gen Models
GEYSER
GEYSER
Use With Your
Camping Stove
$279.95
Built-In
Water Heater
$349.95

Built on a Brand Loved by Thousands of Customers!

Over 10,000 Customers... **...Saving 4.2 Million Gallons Of Water...** **..& Using Over 20K Scrubs!**

40K Email List **11.6K Followers** **6.2K Followers**


Effective Experiential Marketing
Showered 6000+ People At 12 Events
HOT SHOWERS
HOT CLEAN
OFF-THE-GRID
GEYSER
MAKING EVERY DROP SACRED
MAKING EVERY DROP SACRED
STOP

In 2022, We Saw a Bigger Problem


LAKE MEAD

WATER DEMAND IS OUTPACING SUPPLY

STATES CONTINUE FIGHTING OVER WATER RIGHTS

WATER IS MORE EXPENSIVE

We Asked People
About Their Showers at Home

There's Plenty Of Pain

"Water Bills In San Francisco Are $100-250 Per Month!"

"Getting My Hair Wet Ruins Expensive Coloring"

"My Kids Hate Getting Sprayed"


Aromatherapy
Showers
Too Expensive
$200 Per
Shower Head
$3 Per Pod


& Require Pods


Introducing Our
2nd Gen Product
GEYSER
EcoShower


GEYSER
MAKING EVERY DROP SACRED
PATENT PENDING

Sponge Streaming Water At The End Of A Hose

Add Any Essential Oil For A World-Class Aromatherapy Shower

Installs In Less Than 5 Minutes

Benefits that Hit Every Mark
Saves Water, Time, & Money

- **Uses Less Than 3 Gallons Per Shower**
- **Reduces Water Bills By $500/Year**
- **Deeply Aromatic – Add Essential Oils For Low-Cost Self-Care**
- **Saves Time - 5-10 Minutes Faster Shower Time**
- **Better Experience For Kids**
- **Interchangeable Sponges Last Weeks & Affordable To Replace**



Feedback From Beta Testers



The Geyser EcoShower | Testimonials
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Watch on YouTube

We Already Sold Out Of One Model



Best RV Shower!!
TO SAVE WATER
IN YOUR RV
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Watch on YouTube

80% of Pre-Orders are RV Owners Seeking To Save Money & Boondock But RV Showers Deplete Their Water Tank.



Net-Zero Housing Market
Is Expected To Grow 14.8% CAGR
Total Available Market
831M People Worldwide
$45B
Service Available Market
12M In US
$600M
Service Obtainable Market
1.9M In San Francisco
$105M



OUR VISION
1M Lives Transformed
320 Million Gallons Saved
100 Empowered Employees
BY
2028


GEYSER

100% Assembled In Colorado
By An Award-Winning Team



Why Now?

The New York Times

Five Takeaways From Our Investigation Into America's Groundwater Crisis

LATIN AMERICA REPORTS

ECONOMY POLITIC

A Sinking, Thirsty City: The Water Crisis in Mexico City

HAYLEY MCCORD | Article Published: September 11, 2021 | LEAVE A COMMENT

The #Vanlife Business Is Booming

Coronavirus is just a distant memory while zipping around in a several-hundred-thousand-dollar custom van on the open road.

9 Reasons Why "Overlanding" Is Booming In Popularity Than Ever

by Tucker Ballister

Raising $1.2M


Marketing
Raw Material
Working Capital


Overhead
Staffing


GEYSER
How Your Investment
Grows Our Success

Pour More Fuel On Our Proven Outdoor Gear Business Model

Build Our EcoShower Brand At Home Via Influencer Marketing

Introduce EcoShower To Mexico City

Launch The Mini-Geyser (See Below)

Introducing The Mini-Geyser

Launch Sequence 2024

Q1 Finalize Design
Q2 Design Testing & Beta
Q3 Cut Injection Tooling
Q4 Ship Raw Material

2025

Q1 Soft Launch Australia
Q2 REI Build
Q3 REI Exclusive Launch
Q4 Mexico City Launch

What Do Customers Say About Today's Flagship?

- We Really Want It, But The Price Is A Barrier
- International Shipping Costs Are Too High
- We Want To Backpack With It

How Will The Mini-Geyser Be Different?

- Build-Your-Water-System Starting At $75
- System Is Tiny – It Fits In Your Hand
- 70% Less Energy Consumed

Where Do We Stand?

- Design Is Prototyped, Proven, & Ready